Form U-13-60/A
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1999 and Ending December 31, 1999

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST NUCLEAR ENERGY COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES







April 25, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20459-1004

Gentlemen:

Submitted herewith is an amended "Signature Clause" to the Annual Report (U-13-60) of the Northeast Nuclear Energy Company. The original Signature Clause was incorrectly filed on April 20, 2000, without the /s/ conforming signature.



                                      Very truly yours,


                                      /s/ John J. Roman
                                          Vice President and Controller






                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                   SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                  NORTHEAST NUCLEAR ENERGY COMPANY
                                  --------------------------------
                                     (Name of Reporting Company)


                             By: /s/ John J. Roman
                                 -----------------------------------
                                    (Signature of Signing Officer)




                                 John J. Roman - Vice President and Controller
                                 ---------------------------------------------
                                 (Printed Name and Title of Signing Officer)



                                 Date: April 20, 2000
                                 --------------------